

September 16, 2021

Christopher A. Tomasso
Chief Executive Officer
First Watch Restaurant Group, Inc.
8027 Cooper Creek Blvd. #103
University Park, FL 34201

> **Re: First Watch Restaurant Group, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 7, 2021**
> **File No. 333-259360**

Dear Mr. Tomasso:

We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form S-1 filed September 7, 2021

Exhibits
Exhibit 3.1 Form of Amended and Restated Certificate of Incorporation

1. We note that the exclusive forum provision in your Form of Amended and Restated Certificate of Incorporation filed as Exhibit 3.1 is not consistent with the disclosure on pages 60 and 149 of your registration statement. In this regard, your Amended and Restated Certificate of Incorporation provides that the Court of Chancery "or, if the Court of Chancery lacks jurisdiction, a state court located within the State of Delaware or the federal district court for the District of Delaware" shall have jurisdiction, but the registration statement does not say the same. Further, your registration statement states that "[p]ursuant to the Exchange Act, claims arising thereunder must be brought in federal district courts of the United States of America," but such language does not appear in your

Form of Amended and Restated Certificate of Incorporation. Please revise to ensure consistency.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Stephen Kim at 202-551-3291 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer López at 2025-551-3792 or Lilyanna Peyser at 202-551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services